UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

66987M604
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 66987M604	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,177,504
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,177,504
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,177,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 66987M604	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,177,504
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,177,504
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,177,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66987M604	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,177,504
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,177,504
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,177,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 66987M604	SCHEDULE 13D	Page 5 of 9

Item 1.   Security and Issuer.

The security to which this statement relates is shares of Common Stock, $0.001 par value (the “Common Stock”), of Novatel Wireless, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 9645 Scranton Road San Diego, California.
Item 2.  Identity and Background.
(a)

This Schedule 13D is being filed by North Sound Management, Inc., a Delaware corporation (“NS Manager”), Brian Miller, a United States citizen, and North Sound Trading, LP, a Delaware limited partnership (“NS Trading”).  Mr. Miller is the sole shareholder of NS Manager, the general partner of NS Trading.

NS Manager, Mr. Miller and NS Trading are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) The principal business address for each of the Reporting Persons is:

c/o North Sound Management, Inc.
115 East Putnam Avenue
Greenwich, CT 06830

(c)	NS Trading was formed in order to engage in the acquiring, holding and disposing of investments in various companies. NS Manager was formed to act as the general partner of the NS Trading, to make investments through NS Trading and to fulfill such other purposes as may be determined by NS Manager and Mr. Miller from time to time. Mr. Miller is the sole shareholder of NS Manager. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, NS Manager and Mr. Miller each may be deemed to be a beneficial owner of the Common Stock held by NS Trading.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	NS Trading is a Delaware limited partnership. NS Manager is a Delaware corporation. Mr. Miller is a United States citizen.

CUSIP No. 66987M604	SCHEDULE 13D	Page 6 of 9

Item 3.  Source or Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,177,504 shares of Common Stock, which were acquired between April 16, 2015 and August 10, 2016 for an aggregate consideration of approximately $7,702,055.   The source of the purchase price for the shares of Common Stock was capital contributions from Mr. Miller.  No borrowed funds were used to purchase the Common Stock.
Item 4.  Purpose of Transaction.
The Reporting Persons acquired the shares of Common Stock over which they exercise beneficial ownership in the belief that the shares of Common Stock are an attractive investment. The Reporting Persons have had and anticipate having further discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Further discussions may include one or more members of the Issuer’s management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies, the composition of the board of directors of the Issuer, and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 66987M604	SCHEDULE 13D	Page 7 of 9

Item 5.  Interest in Securities of the Issuer.
(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 53,854,656 shares of the Issuer’s Common Stock issued and outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2016. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,177,504 shares of Common Stock, constituting approximately 5.9% of the outstanding shares of Common Stock.

(b)            By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 3,177,504 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           Except as otherwise set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

Between August 4, 2016 and August 10, 2016, NS Trading acquired, in open market transactions, the following shares of Common Stock set forth in the table below:

Date	Shares Purchased	Price Per Share
8/4/2016	294,765	$2.008
8/5/2016	25,408	$2.149
8/8/2016	125,000	$2.166
8/9/2016	52,200	$2.403
8/10/2016	23,000	$2.387

In addition, on August 9, 2016, NS Trading sold 10,000 shares of Common Stock at a price per share of $2.314, in an open market transaction.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 66987M604	SCHEDULE 13D	Page 8 of 9

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons entered into a Joint Filing Agreement on August 15, 2016 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement.

CUSIP No. 66987M604	SCHEDULE 13D	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2016

North Sound Management, Inc.

By:	/s/ Brian Miller
Brian Miller
Authorized Person

/s/ Brian Miller
Brian Miller

North Sound Trading, LP

By:	North Sound Management, Inc., its General Partner

By:	/s/ Brian Miller
Brian Miller
Authorized Person

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Dated:  August 15, 2016

North Sound Management, Inc.

By:	/s/ Brian Miller
Brian Miller
Authorized Person

/s/ Brian Miller
Brian Miller

North Sound Trading, LP

By:	North Sound Management, Inc., its General Partner

By:	/s/ Brian Miller
Brian Miller
Authorized Person